Exhibit 3.1

AMENDMENT NO. 4

TO THE BYLAWS OF

SIZELER PROPERTY INVESTORS, INC.

By resolutions adopted by the Board of Directors of Sizeler Property Investors, Inc. (the “Corporation”), on November 21, 2005, the Board of Directors authorized the following amendment to the Corporation’s Bylaws, as amended:

1.	Section 1 of Article V is to be replaced in its entirety with the following:

“Section 1. OFFICERS

The Corporation shall have a President, a Secretary, and a Treasurer who shall be the officers of the Corporation. It may also have a Chairman of the Board; the Chairman of the Board shall be an officer if he or she is designated as the chief executive officer of the Corporation. The Board of Directors may designate who shall serve as chief executive officer, having general supervision of the business and affairs of the Corporation, or as chief operating officer, having supervision of the operations of the Corporation; in the absence of designation the President shall serve as chief executive officer and chief operating officer. If no Chairman of the Board has been designated, references to the Chairman in Articles II, VII and XVI of these bylaws shall refer to the chief executive officer. The Corporation may also have one or more Vice-Presidents, assistant officers, and subordinate officers as may be established by the Board of Directors. The Chairman of the Board shall be a director; the other officers may be directors.”

2.	Section 3 of Article V is to be replaced in its entirety with the following:

“Section 3. CHAIRMAN OF THE BOARD

The Chairman of the Board, if one be elected, shall preside at all meetings of the Board of Directors and of the stockholders at which he shall be present; and, in general, he shall perform all such duties as are from time to time assigned to him by the Board of Directors.”

3.	Section 5 of Article V is to be replaced in its entirety with the following:

“Section 3. PRESIDENT

The President, in the absence of the Chairman of the Board, shall preside at all meetings of the stockholders at which he shall be present; in general, he shall perform all duties usually performed by a president of a corporation and such other duties as are from time to time assigned to him by the Board of Directors.”

The foregoing is certified as an amendment to the Bylaws of the Corporation, adopted by a majority of the Board of Directors effective as of November 21, 2005.

/s/ Thomas A. Masilla, Jr.
Thomas A. Masilla, Jr., President
November 23, 2005